Exhibit 23.3

CONSENT

As independent petroleum and natural gas consultants, we hereby consent to the reference of our name in the Annual Report on Form 10-K, for the year ended December 31, 2007 of Equitable Resources, Inc. and in the Current Report on Form 8-K dated March 7, 2008, and to the incorporation of our name by reference in this Registration Statement (Form S-8) pertaining to the Equitable Resources, Inc. 2008 Employee Stock Purchase Plan.  We have no interest of a substantial or material nature in Equitable Resources, Inc., or in any affiliate.  We have not been employed on a contingent basis, and we are not connected with Equitable Resources, Inc., or any affiliate as a promoter, underwriter, voting trustee, director, officer, employee, or affiliate.

RYDER SCOTT COMPANY, L.P.

Houston, Texas
June 30, 2008